Exhibit 99.1

[TRANSLATED FROM THE HEBREW]

SCAILEX CORPORATION LTD

(“Scailex” or “the Company”)

24th February 2008

The Securities Authority	Tel Aviv Stock Exchange Ltd
22 Kanfei Nesharim Street	54 Ahad Ha'am Street
Jerusalem 95464	Tel Aviv 65202
(Through the Magna)	(Through the Magna)

Dear Sirs,

Immediate Report Of An Event Or Matter
Outside The Corporation’s Ordinary Business
(Section 36(a) of the Securities (Periodic and
Immediate Reports) Regulations, 5730-1970

On 21st February 2008 a reply from the competent authority was received by the attorneys of the subsidiary (80.1%), Petroleum Capital Holdings Ltd (“PCH”), to PCH’s application (“the authority’s reply”) for a permit to control Oil Refineries Ltd (“ORL”) and to PCH’s approach containing a proposal to modify the structure of the holdings in PCH with the object of making it possible to obtain the permit, as set out in the Company’s immediate report of 25th November 2007 (“PCH’s structural change proposal”).

PCH’s structural change proposal was given in answer to the position of the competent authority, according to which it is difficult to recommend the grant of a control permit because of the involvement of the foreign entity that holds 19.9% of PCH and, to a lesser extent, because of the involvement of the Alder group, which indirectly has minority holdings in PCH’s control group and also has a charge of some of the control group’s shares. In view of the aforegoing, PCH’s structural change proposal included the complete retirement of the foreign entity, which holds 19.9% of PCH, and also the removal of the Alder group’s charges.

In the authority’s reply it is stated that it will be possible to consider PCH’s application for joint control, together with the Israel Corporation Ltd, of ORL, only on the complete removal of the Alder group’s influence over the control of PCH, directly or indirectly, both as a material shareholder of Modgal Industries Ltd (which holds control of PCH through corporations under its control) and as a creditor.

The reply goes on to state that in view of the aforegoing, the position has been presented to the Attorney General that the inclination is to make a recommendation to the Prime Minister and the Minister of Finance, who are the persons legally entrusted with granting a permit for the control of ORL, to reject the application made by PCH to obtain the said control permit.

In view of the said reply, PCH, together with its advisers, is considering its further steps herein.

Yours faithfully,

Scailex Corporation Ltd